UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42482

Decent Holding Inc.

(Translation of registrant’s name into English)

4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On November 10, 2025, Decent Holding Inc., a Cayman Islands exempted company (the “Company”) entered into those certain securities purchase agreements (the “Securities Purchase Agreements”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering (the “Offering”), an aggregate of 13,333,333 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), at a purchase price of $0.60 per share (the “Public Offering Price”), together with warrants to purchase up to 26,666,666 Class A Ordinary Shares (the “Warrants,” and together with the Class A Ordinary Shares, the “Securities”). Each whole Warrant is exercisable for one Class A Ordinary Share at an exercise price equal to 110% of the Public Offering Price. The Offering is expected to result in gross proceeds of approximately $8,000,000, before deducting placement-agent fees and offering expenses.

Each Warrant is immediately exercisable upon issuance at an exercise price of $0.66 per Class A Ordinary Share and will expire at 5:00 p.m. (New York City time) on March 12, 2026. The Warrants include customary adjustment provisions for share splits, dividends, combinations, or similar transactions and are subject to beneficial ownership limitations as set forth therein.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations of the parties. The Offering closed on November 12, 2025.

The Securities were offered pursuant to a registration statement on Form F-1 (File No. 333-289797) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on November 6, 2025 in accordance with the provisions of Section 8(a) of the Securities Act, in that a registration statement without delaying amendment notice was filed on October 17, 2025, 20 days prior to the date of effectiveness. The Offering was made only by means of a prospectus that forms a part of the effective registration statement.

D. Boral Capital LLC acted as the sole placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated November 10, 2025, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 5% of the aggregate gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses up to $350,000 and to provide customary indemnification. The Company further agreed to grant the Placement Agent a right of first refusal until January 23, 2026, to act as exclusive financial advisor in connection with any acquisition or other effort by the Company to obtain control, directly or indirectly and whether in one or a series of transactions, of all or a significant portion of the assets or securities of a third party, or the sale or other transfer by the Company, whether in one or a series of transactions, of assets or securities, or any extraordinary corporate transaction, regardless of the form or structure of such transaction, or as sole bookrunning underwriter or sole placement agent, as the case may be, on any financing for the Company (each, a “Subject Transaction”), during such period, of the Company or its subsidiaries, or any successor to the Company or its subsidiaries, on terms and conditions customary to the Placement Agent for such Subject Transactions. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

In connection with the Offering, each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock-up Agreements”) with the Placement Agent pursuant to which they agreed, subject to customary exceptions, not to sell, transfer, or otherwise dispose of any of the Company’s securities for a period of 90 days following the closing of the Offering.

The Company intends to use the net proceeds of this Offering primarily for its business expansion and additional offices launch; product research and development; promoting river water quality management service and expanding service of river water treatment; development and upgrade of wastewater treatment technologies; and recruiting talents in research, development and management.

The foregoing description of the Placement Agency Agreement, the Warrants, the Securities Purchase Agreements and the Lock-up Agreements is qualified in its entirety by reference to the full text of the form of Placement Agency Agreement, the form of Warrants, the form of Securities Purchase Agreements and the form of Lock-up Agreements which are attached hereto as Exhibits 1.1, 4.1, 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and are incorporated herein by reference.

On November 10, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On November 12, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended October 31, 2024, filed with the Commission on March 7, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement.
4.1	Form of Warrant.
10.1	Form of Securities Purchase Agreement.
10.2	Form of Lock-up Agreement.
99.1	Pricing Press Release.
99.2	Closing Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: November 12, 2025	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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